CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

June 27, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:                                         Kathleen Collins, Accounting Branch Chief
Kari Jin

Re:                             Kenexa Corporation

Form 10-K for the fiscal year ended December 31, 2006;
Form 8-Ks filed February 15, 2007 and May 10, 2007
SEC File No. 000-51358

Dear Ms. Jin and Ms. Collins:

On behalf of Kenexa Corporation (the “Company”), this letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Nooruddin S. Karsan, Chief Executive Officer of the Company, dated June 7, 2007 (the “Comment Letter”), with respect to the above filings.

For your convenience, we set forth each comment in the Comment Letter in italicized typeface and included each response below the relevant comment.  All references to page numbers in our responses reflect paginations in the filings cited.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1.                                      We note your disclosures on page 39 and elsewhere throughout your Form 10-K where you indicate that during fiscal 2006 the Company increased your client base to 3,000 companies.  You further indicate that the client base includes companies that you billed for services during the year and does not necessarily indicate an ongoing relationship with each such client.  We further note your disclosures on page 16 where you indicate that for the year ended December 31, 2006 the Company provided your talent acquisition and employee performance management solutions on a subscription basis to approximately 522 clients.  It appears from this statement that only 17% of your client base has ongoing relationships with the Company.  Please confirm or explain.  Also, tell us what consideration you have given to expanding your discussion in MD&A of your 3,000 clients to provide a better understanding of the number of such clients that contribute to your on-going subscription revenues versus the number that contracted on a one-time basis and what consideration you have given to quantifying the amounts of revenues attributable to each.

The Company notes that the current disclosure of 522 clients contained on page 16 does not include all of the clients that purchased talent acquisition and employee performance management solutions on a subscription basis.   Instead the current disclosure inadvertently presents only a fraction of those subscription-based clients, whose correct number is 2,775, or 93% of our client base at December 31, 2006.   Based upon this correct number of subscription-based clients at December 31, 2006, the percentage of our total number of clients that were subscription-based clients is within 5% of the percentage of our total number of clients that were subscription-based clients at December 31, 2005.    The Company respectively requests the Staff to allow the Company to make the change on a prospective basis.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 76

2.                                      We note that the Company’s subscription solutions are comprised of subscription fees from clients accessing your on-demand software, consulting services, outsourcing services and proprietary content and these revenues are recognized on a monthly basis over the life of the contract.  Please explain how you considered Issue 1 of EITF 00-21 in determining whether each of the deliverables included in your subscription solutions represent a separate unit of accounting and accordingly how you concluded whether these arrangements represented multiple-element arrangements.  Also, tell us how the consulting services included in your

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

                                                subscription revenue differ from those services included in other revenues.

The application guidance contained in Issue # 1of EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” lists three criteria that a deliverable must meet, within a multiple element arrangement, in order to qualify as a separate unit of accounting:

1.               The delivered item(s) has value to the customer on a standalone basis,

2.               There is objective and reliable evidence of the fair value of the undelivered item(s), and

3.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in control of the vendor.

The Company notes that its arrangements offered to its customers may include any or all of the following service components:  Access to our on-demand software; consulting services; outsourcing services and proprietary content; and additional support beyond the standard support that is included in the basic support subscription fee.

The determination if any of the deliverables, within an arrangement, qualify as a separate unit of accounting is made at the outset of the arrangement.  On-demand software and the accompanying maintenance support are undelivered and, by definition, are always recognized ratably over the subscription period.   Accompanying consulting services necessary to implement the on-demand offering which are deemed more than insignificant to the arrangement are also recognized ratably over the subscription period.  The Company notes that these implementation services do not have standalone value to the customer, as they are considered part of the product offering. Generally, these three sources of revenue are treated as a single unit of accounting.    In certain cases, the Company may offer outsourcing services in addition to its on-demand software.  In these instances, these particular services are recognized separately from the other deliverables, as they are offered and sold separately, have stand-alone value to the customer, and have objective and reliable evidence of fair value.  The Company’s arrangements do not contain general rights of return.

Consulting revenue contained in other revenues relates to a single discrete arrangement which may be either a fixed fee or a time and materials based contract.

3.                                      Please explain what type of arrangements resulted in unbilled receivables and provide your accounting for such arrangements.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
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Certain customers contract with the Company on a time and materials basis.  Such consulting arrangements may include interpretation of engagement survey results, assessment of critical behaviors in certain job families, and best practices in employment processes.  These consulting arrangements can result in recording unbilled receivables during the term of the engagement.   Other customers may access our on-line testing module.  Under these on-line testing arrangements, revenue from these tests is recognized in the same period as the tests are administered.  Due to the large volume of these transactions however, invoices are not generated until the following period and thus can also result in the recording of unbilled receivables.  To a lesser extent, unbilled receivables arise as the Company accumulates time for a customer in one period and invoices the customer in the subsequent period or invoices the customer when certain scheduled bill dates are reached.  Generally, the Company’s contract terms do not include a right of return or a right of acceptance for these payments.  Unbilled receivables and revenue are recorded only when the Company has persuasive evidence of an arrangement, services have been rendered, the seller’s price is fixed or determinable, and collectibility is reasonably assured.  The Company further notes that it collaborates with the customer, during the contract negotiation phase, to establish the payment criteria, and can demonstrate that it has a history of meeting its payment criteria without exception.   At the point a contractual payment is met, the Company will reduce its unbilled receivable and record an entry to accounts receivable to reflect the invoice to the customer.    Unbilled receivables are initially recorded as follows:

DR.  Unbilled        receivables        XXX
  CR        Other revenue                                XXX

4.                                      Tell us what consideration you gave to including a reference to applicable criteria in EITF 00-3 in your revenue recognition policy.

The Company notes that the reference to EITF 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” is excluded from the Company’s revenue recognition policy as it is not considered substantive to its revenue recognition policy.   The two issues addressed in EITF 00-3:

•                  whether SOP 97-2 applies to arrangements that require the vendor to host the software, and

•                  whether SOP 97-2 applies to arrangements in which the customer has an option to take delivery of the software,

are not applicable to the Company’s current hosting arrangements.   Presently, the Company does not offer its customers a contractual right to take possession of the software at any time during the hosting period.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

The Company further notes that a reference to EITF 00-3 is included in the Summary of Significant Accounting Policies under “Software Developed for Internal Use.”   In the context of the Company’s disclosure, the reference is made to describe the justification for following SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”   More specifically, the Company notes that paragraph # 7 of EITF 00-3 provides that “if a vendor never sells, leases or licenses software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of that software should be accounted for in accordance with SOP 98-1.”  Furthermore, the Company wishes to clarify that, as per paragraph 5 of EITF 00-3, the Company’s hosting arrangements do not contain a contractual right to take possession of the software at any time during the hosting arrangement without a significant penalty and as a result  these arrangements are not covered under SOP 97-2.

Note 3: Acquisitions

BrassRing, page 81

5.                                      We note your disclosures relating to the Company’s acquisition of BrassRing and related purchase price allocation to the fair value of assets and liabilities acquired.  Explain the following as it relates to this acquisition and purchase price allocation:

•              The factors that contributed to a purchase price that resulted in the recognition of approximately $104.6 million of goodwill which represents over 90% of your purchase price.

•              The methods and assumptions used to identify and value the intangible assets acquired.  Specifically address the intangible assets recorded by the Company in connection with the acquisition (technology related assets, contract related assets, etc.) and the Company’s consideration of paragraphs 39 and A14 of SFAS 141.

•              We note that your purchase price allocation does not include any amounts allocated to in-process research and development.  We further note that during the periods preceding your acquisition of BrassRing, approximately 34% of their historical operating expenses were for research and development.   Given their significant investment in research and development, please explain why no amounts were allocated to in-process research and development.

The Company advises the Staff that the following factors contributed to the determination to allocate over 90 percent of the purchase price to goodwill:

•                  Active market conditions to acquire companies in the human capital management space have resulted in increasing prices for these companies;

•                  The consideration of whether the assets acquired were separately saleable.  In the case of the BrassRing acquisition, the majority of acquired intangible assets under consideration

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

                        were similar to the Company’s existing assets and were not separately saleable, thus the Company did not ascribe a significant amount of value to those acquired assets.  These assets included BrassRing’s applicant tracking system, which is further discussed below under Valuation of Data Processing-Related Assets;

•                  The fact that assembled workforce is not an asset separate and apart from goodwill for financial reporting purposes; and

•                  The separate and reasonably estimable cash flows of the assets acquired.

To assist management with the purchase price allocation of BrassRing, the Company retained Executive Sounding Board Associates Inc. (“ESBA”), an independent valuation firm.  The valuation was performed in accordance with Generally Accepted Valuation Methodology including an analysis of the asset, income and market approaches to valuation and also a consideration of the factors set forth in Revenue Ruling 59-60.  More specifically, the methods employed included an analysis of market comparable transactions, discounted cash flow analysis, adjusted net assets, and relief from royalty methods.  The valuation and corresponding assumptions were then reviewed by management for proper reporting and reasonableness.

ESBA assisted the Company’s management in performing accounting due diligence and analyzing projections and other financial information concerning the financial condition, historical results of operations and anticipated results of operation of BrassRing as part of its valuation work.  Additionally, ESBA professionals reviewed information from BrassRing’s due diligence data room and interviewed various representatives of both Kenexa and BrassRing.  In order to identify the intangible assets acquired, ESBA considered the criteria set forth in Statement of Financial Accounting Standards 141, including paragraphs 39 and A14.  Specifically, ESBA’s valuation report analyzed the criteria and provided examples set forth in the aforementioned paragraphs and identified potential intangible assets and further analyzed those assets to determine which ones should be valued and their fair value.   This procedure is further described in the next paragraph.

Once the initial analysis of intangible assets was performed, the following six potential intangible assets were considered for valuation purposes:

1.               Marketing-Related Assets;

2.               Technology-Related Intangible Assets;

3.               Data Processing-Related Intangible Assets;

4.               Customer-Related Intangible Assets;

5.               Contract-Related Intangible Assets; and

6.               Human Capital-Related Assets.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

Given the analysis of the above categories of assets and the historical and projected financial reporting of cash flows, the intangible assets were grouped into the following categories for valuation purposes:

•                  Data Processing-Related Assets;

•                  Contract-Related Intangible Assets; and

•                  Human Capital-Related Assets

The following section summarizes ESBA’s valuation report with respect to the principles and procedures which were applied in the separate valuation of the above-referenced intangible assets as of the date of the acquisition.

Valuation of Data Processing-Related Assets

As the market comparison and income approaches do not apply, and recognizing that much of the value of the software is embedded within the customer contracts, ESBA and management considered the use of the cost approach after amortization - the net book value - to value this separately identifiable asset with an estimated useful life of about 18 months.  In accordance with SOP 98-1, BrassRing capitalized the cost incurred to develop or obtain technological functionality for its various web sites and other internal use software. As of November 13, 2006, such capitalized costs totaled $7.0 million. Accumulated amortization through November 13, 2006 was approximately $6.7 million, resulting in a net book value of $367,698 as of November 13, 2006. Given the above factors, ESBA and management determined that the net book value as of November 13, 2006 represented a reasonable determination of the fair market value of the data processing related assets as of the acquisition date.

The following factors were considered by management based upon ESBA’s analysis in determining the appropriate amount to be allocated to the data processing related assets.

•                  Redacted as 7-A

•                  Redacted as 7-B

•                  The BrassRing hosting site was not sufficient to meet the needs of the BrassRing customers.

•                  Prior to the acquisition the BrassRing software was functioning at a slower speed than that demanded by its customers.

•                  BrassRing deferred maintenance on the software and its data processing systems during the sale process.

•                  Although Kenexa kept the BrassRing Recruiter name for marketing purposes, the existing platform was being blended into the Kenexa platform.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

Valuation of Contract-Related Intangible Assets

As of November 13, 2006, BrassRing had approximately 180 customers each with its own customer contract. Each of these contracts with these customers have a separate identifiable intangible asset value.  The contracts have varying terms with respect to range of services, payment, and contract length. ESBA and management determined that the income approach was the most appropriate approach to value these assets and, based upon the Company’s understanding of BrassRing’s historic contract terms and renewal rates, an estimated useful life of five (5) years was considered reasonable.  Based on the information provided by the Company, acquired contract revenue as a percent of overall revenue was projected to be 81% and 62% in 2007 and 2008, respectively.  ESBA used this projected retention and, conversely, attrition rate, to project the cash flows that were subject to valuation. ESBA assumed the downward trend of acquired contract revenue to overall revenue would continue as follows: 2009 — 40%; 2010 — 20%; 2011 — 0%. ESBA also assumed, based on information provided by the Company and based upon historic trends that overall revenue would increase by 8% in 2010 and 2011. As a result, ESBA estimated the revenue from acquired contracts from 2009 to 2011.  ESBA then applied management’s gross margin and operating margin estimates and a 40% tax rate to the acquired contract revenue from 2007 to 2011 to determine after tax cash flow attributable to acquired customer contracts.    The net cash flow after contributory asset charge was discounted at 15%, representing the WACC. The net present value of the acquired customer contracts was determined to be $416,265. Management reviewed and agreed to the assumptions and valuation methodology used by ESBA.

Valuation of Human-Capital Related Assets

As noted previously, ESBA’s report was prepared for the Company to be used for financial reporting purposes. According to Financial Accounting Board’s statement of Financial Accounting Standard 141- Business Combinations, the following outlines FASB 141 as it pertains to an assembled workforce. The assembled workforce would have been recognized apart from goodwill had the contract based criteria been met. Had ESBA valued the assembled workforce, ESBA would have utilized the asset approach. Under this approach, ESBA would have based our valuation upon surveys of staffing and recruiting firms. In addition, ESBA would have added additional amounts for typical expenses associated with the hiring of additional employees such as administrative costs, moving and training expenses, etc.

Based upon its valuation, ESBA and management determined that there are no additional assets of a material nature that would warrant a revision to the determination of identifiable intangible assets previous disclosed in its reported filings.

The significant assumptions used in preparing the valuation were as follows:

•                  The Weighted Average Cost of Capital (“WACC”) was 15 percent.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

•                  Historical Gross Profit and other margins will be maintained and or improved.

•                  Revenue growth will approximate 18 percent.

•                  Consistent with historical performance, 20 percent of contracts will not be renewed.

•                  Taxes are 40 percent.

Redacted as 9-A

Release 9 of the BrassRing Recruiter (internal use software) was in final quality assurance testing on the November 13, 2006 acquisition date and was released into production on December 2, 2006.  Historically, BrassRing issued a new software release approximately every six (6) months.  Each release represented a substantial change from the previous release.  Therefore, the obsolescence factor in the Release 9 software was extremely high.  Given the factors above and the obsolescence inherent in the in-process research and development ascribing a separate value to in-process research and development was highly questionable.

Webhire, page 83

6.                                      We note your disclosures relating to the Company’s acquisition of Webhire and related purchase price allocation to the fair value of assets and liabilities acquired.  Explain the following as it relates to this acquisition and purchase price allocation:

•              The factors that contributed to a purchase price that resulted in the recognition of approximately $31.6 million of goodwill which represents over 90% of your purchase price.

•              The methods and assumptions used to identify and value the intangible assets acquired.  Specifically address the intangible assets recorded by the Company in connection with the acquisition (trademark/trade name, service marks, & domain name, customer lists, internally developed software, etc.) and the Company’s consideration of paragraphs 39 and A14 of SFAS 141.  Also explain the basis for the 22 year estimated useful life of the customer lists.

•              We note that your purchase price allocation does not include any amounts allocated to in-process research and development.  We further note that during the periods preceding your acquisition of Webhire, approximately 15% of their historical operating expenses were for research and development.   Please explain why no amounts were allocated to in-process research and development.

Similar to the BrassRing acquisition, the following factors were considered in the allocation of over 90 percent of the purchase price paid for Webhire to goodwill:

•                  Active market conditions to acquire companies in the human capital management space have resulted in increasing prices for these companies;

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

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June 27, 2007

•                  The consideration of whether the assets acquired were separately saleable;

•                  The fact that assembled workforce is not an asset separate and apart from goodwill for financial reporting purposes; and

•                  The separate and reasonably estimable cash flows of the assets acquired.

To perform the purchase price allocation of Webhire, the Company retained  Parente Randolph, LLC (“Parente”), an independent accounting, valuation and consulting firm.  The valuation was performed in accordance with Generally Accepted Valuation Methodology, including an analysis of the asset, income and market approaches to valuation.  Specifically, the methods employed included an analysis of market comparable transactions, discounted cash flow analysis, adjusted net assets, and relief from royalty methods.  The valuation and corresponding assumptions were then reviewed by management for proper reporting and reasonableness.

Parente assisted the Company in analyzing the projections and other financial information concerning the financial condition, historical results of operations and anticipated results of operation of Webhire when performing the valuation.  Parente interviewed various representatives of both the Company and Webhire.  In order to identify the intangible assets acquired, Parente considered the criteria set forth in Statement of Financial Accounting Standards 141, including paragraph 39 and A14. Specifically, Parente’s report analyzes the criteria and examples setting forth in the aforementioned paragraphs and identifies potential intangibles assets and further analyzes those assets to determine which ones should be valued and their fair value.   This procedure is further described in the next paragraph.

Once an initial analysis of intangible assets was performed, the following potential intangible assets were considered by management for valuation purposes including:

•                  Trademark/Tradenames, Service Marks, and Domain Names;

•                  Patented Technology;

•                  Customer Lists;

•                  Order and Production backlog and Customer Contracts;

•                  Lease Agreements, Employment Contracts, and Assembled Workforce;

•                  Internally Developed Software and In-process Research & Development; and

•                  Net Operating Loss Carryforward Tax Attributes.

From the analysis of the above categories of assets including the historical and projected financial reporting of cash flows, the intangible assets were grouped into the following categories for valuation purposes:

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

1.               Trademark/Tradenames, Service Marks and Domain Names;

2.               Customer Lists;

3.               Assembled Workforce;

4.               Internally Developed Software and In-process Research & Development; and

5.               Net Operating Loss Carryforward Tax Attributes.

The following section summarizes Parente’s valuation report with respect to the methodology used by Parente to value Webhire’s Trademarks, Customer lists, and Internally developed software:

Valuation of Trademark/Tradenames, Service Marks and Domain Names

In order to value the registered trademarks, service marks, trade names and domain names of Webhire, Parente looked at the cost to replicate the assets as well as comparable transactions in the marketplace.  The Webhire name and service marks were determined to have an independent value that could be readily transferred to other uses.  Based upon Parente’s experience in similar situations, it estimated the cost to replace these assets to be approximately $20,000 to $25,000.  Parente also examined sales of similar transactions in the marketplace.  Noting both various reported sales of domain names and service marks in the marketplace as well as numerous instances in which assets were offered for sale with no resulting transaction, and based upon its analysis of the market transactions as well as the estimated costs to replace these assets, Parente determined that the value of Webhire’s trademarks, trade names, service marks and domain names to be $20,000.  Given the nature of these assets, Parente believed that these assets have an indeterminable life and, similar to Goodwill, should be tested for impairment.

Customer Lists

One of the reasons that the Company entered into the Webhire acquisition was to acquire Webhire’s customer relationships.  Customer lists can be valued either by the costs to replace the customers, the price of renting comparable lists or determining the estimated additional incremental cash flows that these customers will produce.  Based upon the nature of the customer list, Parente chose to value the customer lists based upon the additional incremental cash flow generated.  The Company prepared projections of incremental cash flows based upon an analysis of anticipated Webhire customers, historical/anticipated cross selling, and anticipated increases in prices.  The Company’s assumptions in those projections were:

•                  20% increase in base revenue due to price increases;

•                  12% growth in number of customers; and

•                  10% penetration within the number of customers for each of the three cross-sell services (at a consistent price).

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

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In its analysis, Parente excluded the assumption of both growth in customers and in prices.  As such, Parente took a conservative approach by only assuming a ten percent penetration on the base number of customers for 2006.   Parente discounted these projections at a discount rate of 29 percent resulting in a value of $1,030,666.  The Company asks the Staff to note since the equity discount rate is 24.5%, as discussed below, and because the expected return on tangible assets is lower than the equity discount rate, the expected return (or discount rate) on intangibles assets was deemed to be higher than the equity discount rate.

Parente estimated the life of the customer lists based upon customer retention statistics.    While the retention rate has fluctuated over time, using the lower Webhire retention rate, since this was the rate that was experienced on the Webhire assets that were acquired by the Company, the estimated life of the customer list was determined to be 22 years.

Internally Developed Software and In-Process Research & Development

In order to value the internally developed software, three approaches were considered.  The first approach is the cost to replicate the software.  The second approach is a market comparison approach wherein one would look at the sales of similar software in the marketplace to determine a value.  Given the unique nature of the Webhire internally developed software, Parente discounted this approach since enough comparable software transactions could not be found in order to determine fair value under this approach.  The third approach is the income approach wherein the estimated cash flows from the software are projected and discounted to present value.  These projections of estimated cash flows can either be discounted cash flows or valued using a royalty based method.  Based upon discussions with the Company, Parente learned that Webhire customers were being offered the ability to transition to the Company’s software or to retain their service on the existing Webhire platform.  The Company expressed its intention to Parente to eventually transition all customers to the Company’s software and to blend the best features of the Webhire’s and the Company’s software.  Given the foregoing, Parent determined that future cash flow or revenue projections for the acquired Webhire software could not be reasonably estimated and any projections that could be provided were deemed speculative since no one can predict with any reasonable degree of certainty as to which customers would stay with the  Company’s or Webhire’s software.

Had Parente determined a separately identifiable asset, given the technological advances in the marketplace and consistent with the estimated life of the internally developed software of both the Company and Webhire, Parente expressed that it would have determined a useful life of three years.  Parente valued Webhire’s internally developed software using the cost method, the cost to replicate the software.  The book value so determined by Parente of $876,936 represents the historical costs Webhire incurred to develop their software.  Given the short-term nature of the

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

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June 27, 2007

asset, Parente did not adjust the historical cost to present day dollars.

The significant assumptions used by Parente in preparing the valuation were as follows:

•                  A discount rate of 24.5 percent was used based upon the following rates:

Risk-free rate	4.59%
Equity risk premium	7.20%
Industry Specific Premium	5.69%
Small company premium	4.02%
Specific company premium 3.00%

In addition, because the specific company premium is a subjective measure, other factors considered in estimating the premium were as follows:

•                  The competitive nature of the industry.

•                  Industrial risk.

•                  Volatility of returns.

•                  Other company-specific factors.

•                  Historical Gross Profit and other margins will be maintained and or improved.

•                  Revenue growth will approximate the historical growth rate.

•                  Historical retention rates for Webhire customers would be maintained.

•                  Taxes are 40 percent.

The Staff is advised that the life of the customer list was developed based upon an analysis of the historical retention rate of Webhire’s customers.  This retention rate was then compared to information on other retention rates for a similar business, including the Company’s, and found to be reasonable.  The historical Webhire retention rate was used to estimate the life of the customer list.

With respect to the in-process research and development, the Staff is advised that Webhire had in-process research and development that was acquired.  However, at the time of acquisition, there was not a significant amount of in-process research and development.  At the time of the acquisition, Webhire was in the process of developing a Work Flow Product to add to the existing capabilities of the system. No other in-process research and development was ongoing at the acquisition date.  Included in the January 13, 2006 balance sheet was approximately $5,000 of estimated costs that were capitalized for this product enhancement.  Actual costs as of January 13, 2006 were $7,107.  The Work Flow Product was placed into production on January 30, 2006.

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Between January 13, 2006 and January 30, 2006, additional costs of $5,110 were incurred.  Given the fact that the product was not completed at the time of the acquisition and the immaterial difference between the estimate and actual costs through January 13, 2006, Parente determined along with the Company that there is no amount of in process research and development that needed to be separately provided for in the determination of the fair value of the software at the acquisition date.

Other

7.                                      We note from your disclosure on page 49 that you do business in the Middle East.  Please advise us of all the countries in the Middle East in which you operate and do business.

The Staff is advised that during 2006, the Company had customers located in the following countries Middle East:

	Country	Revenue
1	United Arab Emirates	$ 211
2	Israel	$ 3,349
3	Egypt	$ 11,780
	Total Middle East revenue	$ 15,340
	Total Company revenue for 12 months ended December 31, 2006	$112,107,000
	Middle East revenue as a% of total revenue	0.01%

8.                                      Tell us how you considered the disclosure requirements of paragraph 38 of SFAS 131 to disclose information regarding your revenues and long-lived assets by geographic region.

The Company notes that revenue by geographic region as determined by billing addresses is presented on page 49, within its Management’s Discussion and Analysis of Financial Condition and Results of Operation  section as follows:

	For the Year
	Ended December 31,
	2004	2005	2006
United States	91.2%	90.1%	90.2%
Europe, Middle East and Africa	7.6%	6.0%	6.2%
Canada	0.5%	3.2%	2.4%
Asia-Pacific and other	0.7%	0.7%	1.2%
Total revenue	100.0%	100.0%	100.0%

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
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The Company respectively requests the Staff to allow the Company to add the geographic segment disclosure to the footnotes of its financial statements on a prospective basis.

The Company’s assets by country are presented as follows:

	For the Year
	Ended December 31, 2006
	$(000’s)%
United States	244,059	91%
United Kingdom	15,132	6%
India	8,628	3%
Total assets	267,459	100%

The Company notes that prior to its November 20, 2006 acquisition of Psychometrics Services, Ltd., foreign assets as a percentage of total assets was less than 5%.   Following this acquisition, total foreign assets increased to approximately 9% as of December 31, 2006.  Due to the increase in materiality, the company respectfully requests the Staff to permit the Company to add the geographic segment disclosure to the footnotes of its financial statements on a prospective basis.

Form 8-Ks File February 15, 2007 and May 10, 2007

9.                                      We note your use of non-GAAP measures in the Form 8-Ks which excludes recurring items such as stock-based compensation expenses and amortization of intangibles.  Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP income and non-GAAP diluted earning per share):

•                  the manner in which management uses the non-GAAP measure to conduct of evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

•                  to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation SK and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes recurring items, especially since these measures appear to be used to evaluate performance.  Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.    Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance.   For example, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization.

The Company respectfully notes the Staff’s comments with respect to disclosures of Non-GAAP financial measures.

The Company believes that non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations.  The Company’s management uses these non-GAAP results to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive incentive compensation, and for budget and planning purposes.  These measures are used in monthly financial reports prepared for management and in quarterly financial reports presented to the Company’s Board of Directors.  The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing its financial measures with other companies in the Company’s industry, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider such non-GAAP measures in isolation or as an alternative to such measures determined in accordance with GAAP. The principal limitation of such non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded.  In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures.

In order to compensate for these limitations, management of the Company presents its non-

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

GAAP financial measures in connection with its GAAP results.  The Company urges investors and potential investors in the Company’s securities to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures which it includes in press releases announcing earnings information and not to rely on any single financial measure to evaluate the Company’s  business. In particular, in the past the Company has present the following non-GAAP financial measures: non-GAAP income from operations before income taxes and interest income or expense and non-GAAP net income available to common shareholders. Using Company’s March 31, 2007 results as a example, the Company excluded the following items from each of these non-GAAP financial measures:

Stock-based compensation. The Company’s non-GAAP financial measures exclude stock-based compensation, consisting of expenses for stock options and stock awards that the Company began recording in accordance with SFAS 123(R) during the first quarter of 2006. Stock-based compensation was $0.7 million for the three months ended March 31, 2007 and $0.6 million for the three months ended March 31, 2006. Stock-based compensation expenses are excluded in the non-GAAP financial measures because share-based compensation amounts are difficult to forecast, because the magnitude of the charges depends upon the volume and timing of stock option grants — which are unpredictable and can vary dramatically from period to period — and external factors such as interest rates and the trading price and volatility of the company’s common stock.  The Company believes that such exclusion provides meaningful supplemental information regarding the Company’s operating results because these non-GAAP financial measures facilitate the comparison of results for future periods with results from past periods. The dilutive effect of all outstanding options is included in the calculation of diluted earnings per share on both a GAAP and a non-GAAP basis.

Amortization of acquired intangible assets. In accordance with GAAP, operating expenses include amortization of acquired intangible assets over the estimated useful lives of such assets.  The amortization of acquired intangible assets was $0.3 million for the three months ended March 31, 2007 and $0.2 million for the three months ended March 31, 2006. Amortization of acquired intangible assets is excluded from the Company’s non-GAAP financial measures because the Company believes that such exclusion facilitates comparisons to its historical operating results and to the results of other companies in the same industry, which have their own unique acquisition histories.

Although the Company believes that its current non-GAAP disclosures contained in its Form 8-Ks filed on February 15, 2007 and May 10, 2007 comply with the requirements set forth in Item 10(e)1(i)(C) and (D), in response to the Staff’s comment, the Company will enhance its disclosure in accordance with Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to better explain the preceding factors and analysis as they relate to the Company’s use of Non-GAAP financial measures.

CONFIDENTIAL TREATMENT REQUESTED BY KENEXA CORPORATION UNDER RULE 83, 17 C.F.R. 200.83

Securities and Exchange Commission
June 27, 2007

10.                               We also note that your explanation of the non-GAAP financial measures references non-GAAP income from operations before income taxes and interest income or expense and non-GAAP earnings per share.   Your Form 8-K, however, includes several other non-GAAP disclosures such as non-GAAP gross profit, non-sales and marketing expense, non-GAAP general and administrative expense and non-GAAP research and development expense.   If you intend to include these non-GAAP disclosures in future Form 8-K filings, then revise to include the disclosure requirements of Question 8 and Item 10(e) of Regulation S-K as indicated in the previous comment.

The Company notes the Staff’s comments and will revise its disclosures for other non-GAAP disclosures on a prospective basis.

* * * *

In connection with responding to your comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (610) 971-6102 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ DONALD F. VOLK
Donald F. Volk, Chief Financial Officer

cc:                                 Nooruddin S. Karsan
George Mark
Lou McCall
Barry M. Abelson